UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

EXPLANATORY NOTE

On February 27, 2017, VimpelCom Ltd. (“VimpelCom” or the “Company”) issued a press release (the “Release”) announcing, among other things, its financial results for the three months and year ended December 31, 2016.

The Company is filing this Amendment (the “Amendment”) to its Report on Form 6-K, dated February 27, 2017 (the “Original 6-K”), solely to furnish a corrected version of the Release. The corrected version of the Release contains the following modification to the first table contained in the Release: the correction of clerical errors to the underlying free cash flow number for the fourth quarter 2016 (pro-forma excluding Warid), which was reported as USD (282) million and has been corrected to USD (150) million and the corresponding percentage change in underlying free cash flow in the fourth column of the same table, which was reported as 150% and has been corrected to 36%.

This Amendment does not otherwise amend, modify or update any disclosures contained in the Original 6-K with respect to any events occurring after the furnishing of the Original 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: February 28, 2017

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VIMPELCOM TRANSFORMS INTO VEON1;

INTRODUCES NEW DIVIDEND POLICY ON THE BACK OF

IMPROVED RESULTS AND ROBUST OUTLOOK

KEY RESULTS AND DEVELOPMENTS

•	Delivered on all 2016 financial targets and generated USD 588 million of underlying equity free cash flow[2], as the Company returned to growth and its transformation gained traction

•	VimpelCom and CK Hutchison completed the Italy joint venture transaction

•	Introducing a new dividend policy effective immediately, with a 2016 dividend of US 23 cents per share, including US 3.5 cents paid in December 2016 as an interim dividend and a final dividend of US 19.5 cents expected to be paid in April 2017

•	VimpelCom to become VEON underscoring the ambition of its accelerated digital strategy with the launch of the VEON internet platform in all countries by the end of 2017, having successfully launched in Italy in Q4 2016

•	Partnerships signed with STUDIO+, Deezer and Mastercard

•	VEON plans a second listing on Euronext Amsterdam in Q2 2017 to broaden its European investor base on the back of an increasing free float

Q4 2016 RESULTS

•	Reported revenue and EBITDA positively impacted by contribution from Warid while currencies within VimpelCom’s footprint are strengthening versus the U.S. dollar

•	Reported service revenue increased 3% YoY, organically[3] stable, with strong results in Pakistan and Ukraine, offset by continued weakness in Algeria; strong organic performance in mobile data revenue of +27% YoY

•	Reported EBITDA of USD 783 million; underlying[4] EBITDA organically[3] increased 1.2% with a margin of 38.6%

•	Profit for the period attributable to VimpelCom shareholders of USD 1.6 billion, mainly driven by the gain on the closing of the Italy joint venture, partially offset by impairments, transformation costs and litigation provision

FY 2017 TARGETS7

•	Low single digit year-on-year organic growth for total revenue

•	Low single digit year-on-year organic accretion for underlying EBITDA margin

•	Underlying equity free cash flow[2] of USD 700-800 million in 2017 and more than USD 1 billion for 2018

Amsterdam (27 February 2017) – VimpelCom Ltd. (NASDAQ: VIP), a leading global provider of telecommunications and digital services headquartered in Amsterdam and serving over 200 million customers, today announces financial and operating results for the quarter and year ended 31 December 2016.

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

	4Q16		4Q15 reported (excl. Warid)	Reported YoY	Organic[3] YoY
USD million	reported (incl. Warid)	pro-forma (excl. Warid)
Total revenue[4], of which	2,354	2,275	2,296	2.5%	(0.2%)
mobile and fixed service revenue	2,244	2,170	2,188	2.5%	0.1%
of which mobile data revenue	399	391	310	28.7%	26.9%
EBITDA	783	774	811	(3.4%)	(2.5%)
EBITDA underlying[5]	910	893	898	1.3%	1.2%
EBITDA margin underlying (EBITDA underlying/total revenue)	38.6%	39.3%	39.1%	(0.5p.p.)	0.6p.p.
Profit/(loss) from continued operations	(273)	(264)	(153)	n.m
Profit/(loss) from discontinued operations	1,905	1,905	252	n.m
Profit/(loss) for the period attributable to VIP shareholders	1,643	1,652	58	n.m
Underlying equity free cash flow[2]	(156)	(150)	(115)	36%
Capital expenditures excl. licenses	754	679	649	16%
LTM capex excl. licenses/revenue	17.9%	17.4%	18.5%	(0.6p.p.)	(1.2%)
Net debt	7,162	6,834	5,496	30.3%
Net debt/LTM EBITDA underlying	2.0	1.9	1.4
Total mobile customers (millions)[6]	207.0	197.0	196.0	5.4%	0.2%
Total fixed-line broadband customers (millions)[6]	2.8	2.8	3.4	(18.6%)	(18.6%)

1)	The change of the Company’s name to VEON Ltd. is subject to approval of shareholders at a general meeting which will be held on 30 March 2017
2)	Underlying equity free cash flow is defined as free cash flow from operating activities less free cash flow used in investing activities, excluding M&A transactions, transformation costs and other one-off items
3)	Organic change reflects changes in revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including recent Warid acquisition (see Attachment E for reconciliations)
4)	The Company changed the accounting treatment for certain elements of its mobile content revenue from a gross to a net representation and revised historical results for this effect on mobile service revenue
5)	Underlying EBITDA excludes transformation costs and material exceptional items, see Attachment E for reconciliations
6)	Excluding Italy, including Warid
7)	FY 2017 targets based on pro-forma results for 2016, including 12 months of Warid contribution; organic targets for revenue and underlying EBITDA margin are at constant currency, excluding exceptional items, e.g. transformation costs and M&A. Equity free cash flow is calculated at the target rates for 2017 (see Attachment E)

VimpelCom Ltd. Q4 2016  |  1

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS (CONTINUED)

	FY16		FY15	Reported YoY	Organic[1] YoY
USD million	reported (incl. Warid)	pro-forma (excl. Warid)	reported (excl. Warid)
Total revenue, of which	8,885	8,724	9,606	(7.5%)	1.0%
mobile and fixed service revenue	8,553	8,402	9,313	(8.2%)	0.5%
of which mobile data revenue	1,397	1,382	1,232	13.4%	25.9%
EBITDA	3,232	3,203	2,875	12.4%	26.6%
EBITDA underlying[2]	3,581	3,544	3,926	(8.8%)	1.4%
EBITDA margin underlying (EBITDA underlying/total revenue)	40.3%	40.6%	40.9%	(0.6p.p.)	0.2p.p.
Profit/(loss) from continued operations	(202)	(194)	(814)	n.m
Profit/(loss) from discontinued operations	2,708	2,708	263	n.m.
Profit/(loss) for the period attributable to VIP shareholders	2,414	2,423	(655)	n.m.
Underlying equity free cash flow[4]	588	568	40	n.m.
Capital expenditures excl. licenses	1,593	1,514	1,779	(10.5%)
LTM capex excl. licenses/revenue	17.9%	17.4%	18.5%	(0.6p.p.)	(1.2p.p.)
Operating cash flow (EBITDA underlying less capex)	1,988	2,030	2,147	(7.4%)
Operating cash flow margin (operating cash flow/total revenue)	22.4%	23.3%	22.3%	0.0p.p.	1.0p.p.

JEAN-YVES CHARLIER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“Today is the start of a new and exciting era as VimpelCom becomes VEON. Our re-branding reflects an ambition to reinvent the company from a telecom company into a global tech leader. The launch of VEON, our new internet platform, will bring genuinely free messaging services, a fresh digital engagement model and new services from music to banking to consumers. Today we are delighted to announce global partnerships with STUDIO+, Deezer and Mastercard, each of which will be integrating new services into the platform for VEON users.

2016 was a significant year for VimpelCom as the Company’s fundamental transformation accelerated resulting in a return to organic growth, significant generation of underlying equity free cash flow and a strengthened balance sheet as it met all of its financial targets. As a result of this solid turnaround of VimpelCom, I am pleased to announce a new sustainable and progressive dividend policy, a total dividend of US 23 cents per share for 2016 and the plans to secure a dual listing on the Amsterdam stock exchange to broaden our investor base.”

1)	Organic change reflects changes in revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including recent the Warid acquisition; see Attachment E for reconciliations
2)	Underlying EBITDA excludes transformation costs and material exceptional items, see Attachment E for reconciliations of non-GAAP measures
3)	FY 2016 targets, except for leverage, excludes Warid financials, which were first consolidated starting from Q3 2016
4)	Underlying equity free cash flow is defined as free cash flow from operating activities less free cash flow used in investing activities, excluding M&A transactions, transformation costs and other one-off items

For definitions used herein and not defined, please see Attachment D

VimpelCom Ltd. Q4 2016  |  2

CONTENTS

MAIN EVENTS	4
GROUP PERFORMANCE	6
COUNTRY PERFORMANCE	11
CONFERENCE CALL INFORMATION	19
CONTENT OF THE ATTACHMENTS	21

PRESENTATION OF FINANCIAL RESULTS

VimpelCom’s results presented in this earnings release are based on IFRS and have not been audited. “EBITDA” or “reported EBITDA” presented in this document is called “Adjusted EBITDA” in the financial statements.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in tables, may not be an exact arithmetic aggregation of the figures that precede or follow them.

All non-IFRS measures disclosed further in the document, i.e. EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin, EBIT, net debt, equity free cash flow, operating cash flow, organic growth, capital expenditures excluding licenses, last twelve months (LTM) Capex excluding licenses/Revenue, are reconciled to the comparable IFRS measures in Attachment E.

The financial results for all of 2015 and the first 10 months of 2016 reflect the classification of Wind Italy as an asset held for sale pursuant to the announcement of the signing of an agreement to form a joint venture with 3 Italia in August 2015. Following the completion of this transaction, the Italy joint venture is treated as an investment in affiliate with effect from November 2016.

All comparisons are on a year-on-year basis unless otherwise stated.

VimpelCom Ltd. Q4 2016  |  3

MAIN EVENTS

•	Introducing a new dividend policy

•	VimpelCom to become VEON

•	VEON plans a second listing on Euronext Amsterdam

•	VimpelCom and CK Hutchison completed the Italy joint venture transaction

•	Obtained credit facilities of up to USD 2.25 billion

•	Cancellation of GDR program and completion of Share Buy-Back by Global Telecom Holding

•	Sale of Zimbabwe operations completed

NEW DIVIDEND POLICY APPROVED BY SUPERVISORY BOARD; FINAL 2016 DIVIDEND OF US 19.5 CENTS PER SHARE

The VimpelCom Supervisory Board has approved a new dividend policy and for the financial year ending 31 December 2016, VimpelCom intends to pay a dividend in the aggregate amount of US 23 cents per share comprised of US 3.5 cents per share paid as an interim dividend in December 2016 and US 19.5 cents per share as a final dividend.

The record date for the Company’s shareholders entitled to receive the final dividend payment has been set for 30 March 2017. It is expected that the final dividend will be paid in April 2017. The Company will make appropriate tax withholdings of up to 15% when the dividend is paid to the Company’s share depositary, The Bank of New York Mellon.

Thereafter, VimpelCom is committed to paying a sustainable and progressive dividend based on the evolution of the Company’s equity free cash flow.

Equity free cash flow shall be defined as net cash flow from operating activities less net cash used in investing activities, as reported in the Company’s Consolidated Financial Statements.

VIMPELCOM TO CHANGE ITS NAME TO VEON

VimpelCom is rebranding to VEON after a significant turnaround and today announces that it will change its name to VEON, subject to shareholder approval at an Extraordinary General Meeting to be held on 30 March 2017.

The company has been significantly restructured and is returning to growth after years of decline. It has strengthened its portfolio with number one and strong number two positions in the vast majority of the markets in which it operates and has returned to organic growth in each of revenue, underlying EBITDA and cash flow and has resumed a meaningful dividend policy. The Group’s global culture and compliance structure have been overhauled and it has set a firm and ambitious digital vision and strategy that is catapulting the business firmly into the technology space.

The Company today is not the Company that it was 24 months ago and it is at this point that it is making its transition from a legacy telecoms business into its new future as a technology company, VEON.

Our Supervisory Board approved calling a special general meeting of shareholders on 30 March 2017 to approve the name change and amendments to the Company’s bye-laws.

VIMPELCOM LAUNCHES VEON, A NEW INTERNET PLATFORM TO MEET CONSUMERS FUTURE DIGITAL NEEDS

Following the successful launch in Italy, VimpelCom plans to roll out its new internet platform, VEON, across all its markets. VEON is a revolutionary internet platform that integrates powerful data analytics and artificial intelligence to finally put the user in control. With zero-rating as fundamental component of the service, VEON allows the user to stay connected for free, no matter the status of their data plan - even when they are out of credit.

VEON is developing partnerships with some of the world’s most popular, proven consumer and business brands, and also with local brands to transform the personal internet experience for customers in frontier markets: from transport to music; financial services to retail; and video to business innovation.

VimpelCom is also announcing partnerships with STUDIO+, Deezer and Mastercard today.

VEON PLANS A SECOND LISTING ON EURONEXT IN AMSTERDAM IN Q2 2017

Following the doubling of its free float to 20.1% in Q3 2016, VEON is planning a second listing1 in Q2 2017 on Euronext Amsterdam, where the Company has its headquarters with more than 500 staff including the global leadership team. The Company will list under its new name VEON (which is subject to shareholder approval) with a new ticker code VEON. Through this second listing, the Company aims to broaden its investor base, with potential inclusion in European indices and extended stock coverage.

The expected listing will be of the Company’s common shares, which may be exchanged for the Company’s shares listed on the NASDAQ Global Select Market. The ticker for the Company’s listing on NASDAQ will also change to VEON.

VIMPELCOM AND CK HUTCHISON COMPLETE ITALY JOINT VENTURE TRANSACTION

VimpelCom and CK Hutchison announced on 7 November 2016 that they had completed the transaction to combine their businesses to create the leading converged operator in Italy. WIND and 3 Italia are now formally under the joint ownership of VimpelCom and CK Hutchison. Maximo Ibarra, the former Chief Executive Officer of WIND, leads

1)	The company has appointed ING as its financial advisor and listing agent in connection with the planned Euronext Amsterdam listing

VimpelCom Ltd. Q4 2016  |  4

the joint venture as the Chief Executive Officer, supported by Dina Rivera, who serves as Merger Integration Officer, and Stefano Invernizzi, who serves as Chief Financial Officer.

VIMPELCOM SUCCESSFULLY ENTERS INTO A MULTI-CURRENCY TERM LOAN AND REVOLVING FACILITIES AGREEMENT OF UP TO USD 2.25 BILLION

VimpelCom has successfully entered into a new multi-currency term loan and revolving facilities agreement (the “TL/RCF”) of up to USD 2.25 billion for VimpelCom Holdings B.V. (“VIP Holdings”). The TL/RCF replaced the now cancelled USD 1.8 billion revolving credit facility signed in 2014. The term loan facility has a five-year tenor and the revolving credit facility has an initial tenor of three years, with VIP Holdings having the right to request two one-year extensions to the tenor of the revolving credit facility, subject to lender consent. Several international banks have committed to the TL/RCF in an aggregate amount of USD 2.108 billion. The TL/RCF includes an option to increase the amount of the facility up to the full amount of USD 2.25 billion, which would consist of a term loan facility of USD 562,500,000 and a revolving credit facility of USD 1,687,500,000. VIP Holdings will have the option to make each drawdown under the facilities in either U.S. dollars or euros.

CANCELLATION OF GLOBAL TELECOM HOLDING’S GDR PROGRAM APPROVED BY SHAREHOLDERS; GLOBAL TELECOM HOLDING COMPLETES SHARE BUY-BACK

The cancellation of the global depositary receipts (“GDR’s”) program as proposed by the Board of Directors of Global Telecom Holding S.A.E. (“GTH”) was approved during the extraordinary general assembly meeting of its shareholders on 6 February 2017. As a result, the listing of the GDRs on the Official List of the Financial Conduct Authority and the trading of GDRs on the Main Market for Listed Securities of the London Stock Exchange (the “GDR Listing”) will cease from around 20 March 2017 and GTH will keep its single listing on the Egyptian Stock Exchange in Cairo. GTH also launched a fixed price buy-back program to acquire up to 10% of its total issued share capital at a price of EGP 7.90 per share being a total consideration of up to EGP 4.1 billion (the “Share Buy-Back”). GTH launched the Share Buy-Back primarily to maximize shareholder value, to reduce GTH’s share capital and as a supportive action to the cancellation of its GDR Listing, in order to provide the holders of GDRs in GTH an opportunity to dispose of all or some of their GDRs prior to the cancellation of the GDR Listing. The offer period of the Share Buy-Back expired at 2.30 p.m. (EET) on 16 February 2017, with 1,328,092,079 ordinary shares in the issued share capital of GTH offered for sale and for which, in accordance with the terms of the Share Buy-Back, 524,569,062 shares, representing 10% of all issued ordinary shares, were accepted for sale by GTH on a pro-rata basis.

VIMPELCOM AND GLOBAL TELECOM HOLDING COMPLETE SALE OF ZIMBABWE OPERATIONS

VimpelCom’s 51.9% owned subsidiary Global Telecom Holding has completed the previously announced sale of Telecel International to ZARNet Limited in Zimbabwe for a total consideration of USD 40 million, approximately half of which has been paid in cash, with the balance in the form of a loan to the government. Telecel International owns 60% of Telecel Zimbabwe Ltd. and ZARNet is wholly owned by the Government of the Republic of Zimbabwe through the Ministry of Information Communication Technology, Postal and Courier Services.

VimpelCom Ltd. Q4 2016  |  5

GROUP PERFORMANCE

FY 2016 IN LINE WITH TARGETS1

•	Service revenue of USD 8.4 billion, organic growth of 0.5% YoY

•	Underlying EBITDA margin of 40.6%, organically increased 0.2 percentage points

•	Capex to revenue of 17.4%

•	Underlying operating cash flow margin of 23.3%, organically increased 1 percentage point

•	Net debt to EBITDA ratio of 2.0x

Q4 2016

•	Reported service revenue increased 3% YoY, organically stable YoY

•	Reported EBITDA of USD 783 million includes exceptional costs of USD 127 million, mainly related to performance transformation and litigation provisions; underlying EBITDA organically increased 1.2% YoY

•	Profit for the period attributable to VimpelCom shareholders of ~USD 1.6 billion, mainly driven by the gain from the Italy joint venture, partially offset by impairments, transformation costs and litigation provision

FINANCIALS BY COUNTRY

USD million	4Q16	4Q15	Reported YoY	Organic YoY	Forex and other	FY16	FY15	Reported YoY	Organic YoY	Forex and other
Total revenue	2,354	2,296	2.5%	(0.2%)	2.7%	8,885	9,606	(7.5%)	1.0%	(8.5%)

Russia	1,112	1,084	2.6%	(1.8%)	4.4%	4,097	4,583	(10.6%)	(1.5%)	(9.1%)
Pakistan	369	256	44.4%	15.7%	28.7%	1,295	1,014	27.7%	15.0%	12.7%
Algeria	246	299	(17.5%)	(14.6%)	(2.9%)	1,040	1,273	(18.3%)	(10.8%)	(7.5%)
Bangladesh	152	153	(0.3%)	(0.1%)	(0.2%)	621	604	2.7%	3.3%	(0.6%)
Ukraine	150	152	(1.4%)	11.8%	(13.2%)	586	622	(5.9%)	11.0%	(16.9%)
Uzbekistan	165	183	(9.8%)	4.0%	(13.9%)	663	711	(6.7%)	7.6%	(14.3%)
HQ	10					10
Other and eliminations	150	169	(9.6%)			573	799	(31.6%)

Service revenue	2,244	2,188	2.5%	0.1%	2.5%	8,553	9,313	(8.2%)	0.5%	(8.7%)

Russia	1,058	1,025	3.2%	(1.2%)	4.4%	3,941	4,414	(10.7%)	(1.6%)	(9.1%)
Pakistan	346	241	43.2%	14.6%	28.6%	1,217	960	26.7%	14.1%	12.6%
Algeria	244	292	(16.7%)	(13.7%)	(2.9%)	1,031	1,259	(18.1%)	(10.6%)	(7.5%)
Bangladesh	147	151	(2.2%)	(2.0%)	(0.2%)	606	596	1.7%	2.3%	(0.6%)
Ukraine	150	152	(1.4%)	11.8%	(13.2%)	584	621	(6.0%)	10.9%	(16.9%)
Uzbekistan	165	183	(9.6%)	4.3%	(13.9%)	663	710	(6.6%)	7.8%	(14.3%)
HQ
Other and eliminations	134	144	(6.5%)			511	753	(32.1%)

EBITDA	783	811	(3.4%)	(2.5%)	(0.9%)	3,232	2,875	12.4%	26.6%	(14.2%)

Russia	419	424	(1.1%)	(5.8%)	4.6%	1,574	1,823	(13.7%)	(4.9%)	(8.8%)
Pakistan	129	104	24.4%	14.9%	9.6%	507	409	23.9%	18.6%	5.2%
Algeria	125	162	(22.7%)	(19.9%)	(2.7%)	547	684	(20.0%)	(12.8%)	(7.2%)
Bangladesh	55	51	9.5%	9.9%	(0.4%)	267	242	10.4%	11.1%	(0.7%)
Ukraine	69	75	(7.3%)	5.1%	(12.3%)	306	292	4.7%	23.4%	(18.6%)
Uzbekistan	105	121	(13.5%)	0.2%	(13.7%)	395	437	(9.6%)	4.4%	(14.0%)
HQ	(92)	(161)	(42.7%)			(420)	(1,294)	(67.5%)
Other and eliminations	(27)	35	n.m.			56	282	n.m.

EBITDA margin	33.3%	35.3%	(2.1p.p. )	(0.8p.p. )		36.4%	29.9%	6.4p.p.	7.6p.p.

EBITDA underlying	910	898	1.3%	1.2%	0.1%	3,581	3,926	(8.8%)	1.4%	(10.2%)

Russia	420	396	6.2%	1.9%	4.3%	1,585	1,795	(11.7%)	(2.4%)	(9.3%)
Pakistan	149	106	40.8%	31.6%	9.2%	552	409	34.9%	29.9%	5.0%
Algeria	127	174	(27.0%)	(24.4%)	(2.6%)	562	696	(19.2%)	(12.0%)	(7.2%)
Bangladesh	65	74	(11.4%)	(10.8%)	(0.6%)	288	267	7.6%	8.4%	(0.8%)
Ukraine	78	75	4.8%	19.1%	(14.4%)	315	292	7.6%	26.8%	(19.3%)
Uzbekistan	92	121	(23.8%)	(12.0%)	(11.8%)	379	453	(16.3%)	(3.6%)	(12.6%)
HQ	(6)	(92)	(93.1%)			(277)	(282)	(1.8%)
Other and eliminations	(15)	44	(135.7%)			177	296	(39.5%)

EBITDA margin underlying	38.7%	39.1%	(0.5p.p. )	0.6p.p.		40.3%	40.9%	(0.6p.p. )	0.2p.p.

1)	FY16 guidance, except for leverage, excludes Warid financials, which were first consolidated starting from Q3 2016

VimpelCom Ltd. Q4 2016  |  6

Group service revenue for Q4 2016 increased 3% to USD 2.2 billion primarily due to the Warid consolidation from Q3 2016. Service revenue was organically stable with strong growth in Pakistan and Ukraine offset by continued weakness in Algeria. In Q4 2016, the decrease in voice revenue was offset by strong organic growth in mobile data revenue of 27%. Total mobile customers increased by approximately 10.6 million to 206.9 million at the end of Q4 2016, mainly driven by the consolidation of Warid’s customers in Pakistan from July 2016. Group service revenue for FY 2016 increased organically 0.5%, driven by the strong performance in Pakistan, Ukraine, Uzbekistan and Bangladesh, partially offset by continued weakness in Algeria.

Group EBITDA reported in Q4 2016 was USD 783 million, compared to USD 811 million in Q4 2015. Underlying EBITDA was USD 910 million, reflecting an organic increase of 1.2%. The exceptional items in this period primarily relate to the cost of the Group-wide performance transformation program totaling USD 66 million and a provision for the Iraqna litigation of USD 66 million, partially offset by reversal of a litigation provision in Uzbekistan of USD 12 million. In Q4 2015, VimpelCom recognized exceptional items totaling USD 87 million, related to the performance transformation program and certain legal costs.

Group underlying EBITDA for FY 2016 increased organically 1.4%, driven by positive performances in Pakistan, Ukraine, Bangladesh and Uzbekistan.

The reconciliation tables for EBITDA and underlying EBITDA are set forth in Attachment E.

In Russia, service revenue organically decreased 1.2% in Q4 2016. Fixed-line service revenue decreased organically by 8% mainly as a result of corporate customers changing their contracts from U.S. dollars to rubles together with lower business to consumer revenue. Mobile service revenue increased organically by 0.3%, driven by growth in mobile data, value added services and interconnect revenue, partially offset by a decrease in voice and roaming revenue. Beeline’s mobile customer base decreased by 3% to 58.3 million.

In Q4 2016, EBITDA organically decreased 6% in Russia, while underlying EBITDA increased organically 2%, adjusted for the positive effect of a one-off adjustment of RUB 2.2 billion related to site rental capitalization in Q4 2015 and exceptional costs of RUB 86 million related to the performance transformation program in Q4 2016. The underlying EBITDA improvement was driven by cost savings from the performance transformation initiatives.

Pakistan’s reported results were positively impacted by the consolidation of Warid from 1 July 2016. Reported service revenue increased by 43%, while organically, excluding Warid, it increased by 16%, driven by growth in all revenue streams. Data revenue, excluding Warid, organically increased by 62%, mainly due to successful data monetization initiatives, including attractive bundle offers and the unification of the tariff portfolio, together with continued 3G network expansion. Underlying EBITDA margin, excluding integration costs related to the Warid transaction, was 40.3% in Q4 2016, slightly lower year-on-year due to the consolidation of Warid during 2016.

In Algeria, service revenue organically decreased 14%, primarily due to the combined impact of historic 3G coverage shortfalls, sub-optimal changes in early 2016 to billing increments and the commission structure for indirect distribution, which were partially corrected in Q2 2016, and forced migrations from legacy tariffs from late 2015 onwards. Data revenue continued to demonstrate strong organic growth of 70%, due to the higher usage and substantial increase in data customers as a result of the 3G and 4G/LTE network roll-out.

In Q4 2016, EBITDA organically decreased 20% due to the decrease in revenue, while underlying EBITDA organically decreased 24%, adjusted for exceptional costs of DZD 0.2 billion, related to the performance transformation program.

In Bangladesh, Banglalink’s service revenue organically decreased 2% in Q4 2016, mainly driven by aggressive competition on prices and offers, which accelerated after the SIM-reverification process, more than offsetting the continued organic increase in data revenue of 44%. This decline was also caused by the imposition of an incremental 2% supplementary duty on recharges, effective from June 2016, on top of the additional 1% surcharge introduced in March 2016, together with the gap in 3G network coverage versus the market leader.

Underlying EBITDA organically decreased by 11%, due to the decline in revenue and additional commercial costs as a result of the accelerated customer acquisition activity during the quarter.

In Ukraine, service revenue grew organically 12%, driven by successful commercial activities and continued strong growth of mobile data revenue. Mobile data revenue grew organically 63% driven by the continued 3G roll-out, active promotions of smartphones and data-oriented tariff plans.

Underlying EBITDA, adjusted for provisions relating to litigation, grew organically 19%, driven by higher revenue, partially offset by higher interconnect and roaming costs, due to traffic growth, an increase in frequency fees, inflation of rent and utilities and a negative currency devaluation effect on operating expenses denominated in foreign currency.

In Uzbekistan, service revenue increased organically by 4%, mainly as a result of the impact of Beeline´s price plans being denominated in U.S. dollars, together with increased interconnect and content revenue and a 9% growth in mobile data revenue.

Underlying EBITDA decreased organically 12%, excluding the positive effect of the reversal of a provision of UZB 39.9 billion related to a supplier contract dispute. The decrease in underlying EBITDA was mainly driven by increased customer-based taxes and increased business costs. The increase customer tax to UZS 1,500 from UZS 750 per customer per month, negatively impacted EBITDA margin by 4.2 percentage points.

VimpelCom Ltd. Q4 2016  |  7

The HQ segment includes the costs of VimpelCom’s and GTH’s headquarters in Amsterdam, the London digital office and the Eurasia Hub. In Q4 2016, HQ costs decreased year-

on-year due to lower performance transformation costs. Other includes the results of Kazakhstan, Kyrgyzstan, Armenia, Georgia, Tajikistan and intercompany eliminations.

INCOME STATEMENT ELEMENTS & CAPITAL EXPENDITURES

USD million	4Q16	4Q15	YoY		FY16	FY15	YoY
Total revenue	2,354	2,296	2.5%		8,885	9,606	(7.5%	)
Service revenue	2,244	2,188	2.5%		8,553	9,313	(8.2%	)
EBITDA	783	811	(3.4%	)	3,232	2,875	12.4%
EBITDA margin	33.3%	35.3%	(2.0p.p.	)	36.4%	29.9%	6.4p.p.
Depreciation, amortization, impairments and other	(692)	(645)	7.4%		(2,148)	(2,351)	(8.6%	)
EBIT	91	166	(45.2%	)	1,084	524	106.7%
Financial income and expenses	(196)	(184)	6.5%		(761)	(777)	(2.0%	)
Net foreign exchange (loss)/gain and others	102	(64)	n.m.		110	(342)	n.m.
Profit/(loss) before tax	(3)	(82)	n.m.		433	(595)	n.m
Income tax expense	(270)	(71)	n.m.		(635)	(219)	n.m.
Profit/(loss) from continued operations	(273)	(153)	n.m		(202)	(814)	n.m
Profit/(loss) from discontinued operations	1,905	252	n.m.		2,708	263	n.m.
Profit for the period attributable to VimpelCom shareholders	1,643	58	n.m.		2,414	(655)	n.m.
	4Q16	4Q15	YoY		FY16	FY15	YoY
Capex expenditures	770	709	8.5%		1,741	2,033	(14.4%	)
Capex expenditures excl. licenses	754	649	16.2%		1,593	1,779	(10.5%	)
LTM capex excl. licenses/revenue	17.9%	18.5%	(0.6p.p.	)

Q4 2016 ANALYSIS

EBIT decreased year-on-year in Q4 2016 to USD 91 million, due to lower EBITDA coupled with higher depreciation and amortization as a result of equipment swap in Bangladesh and the purchase of an software license in Russia, and higher impairment losses in Q4 2016 of USD 177 million mainly recorded for Georgia, Tajikistan and Kyrgyzstan, while impairment charges in Q4 2015 amounted to USD 136 million, mainly related to network equipment in Pakistan and Russia.

Loss before tax of USD 3 million in Q4 2016, reduced year-on-year as a result of foreign exchange gain in Q4 2016, primarily as a result of ruble appreciation during the quarter, and net profit from joint ventures and associates, which included the positive contribution from the Italy joint venture of USD 145 million, offset by the Euroset impairment of USD 99 million.

Income tax expense increased in Q4 2016 to USD 270 million due to the change in the tax regime in Uzbekistan, which caused the effective tax rate in the country to increase to 50% from 2016 onwards, coupled with improved results in Emerging Markets. In addition, the Company wrote off deferred tax assets in Q4 2016 in the amount of USD 95 million as a result of the completion of the Italy joint venture transaction, while in Q4 2015 it reversed tax provisions of USD 55 million for future withholding taxes on intercompany dividends.

Profit from discontinued operations was USD 1,905 million in Q4 2016, positively impacted by the completion of the Italy joint venture transaction. Upon completion of the transaction, the Italian operations were deconsolidated and an investment in the joint venture, in which the Company has joint control, was recorded at a provisional fair value of USD 2,113 million. This resulted in a non-cash provisional gain of USD 1,788 million, which is the difference between the book value of the deconsolidated Italian operations and the fair value of the investment in the new joint venture recorded on the balance sheet.

Profit for the period attributable to VimpelCom shareholders was USD 1,643 million, which was positively impacted by the completion of the Italy joint venture transaction, partially offset by impairments, transformation costs and litigation provision.

Capex excluding licenses increased 16% to USD 754 million in Q4 2016, primarily as a result of procurement-related delays earlier in 2016, leading to a LTM capex excluding licenses to revenue ratio of 17.9% including Warid and of 17.4% excluding capex related to the integration of Warid. The Company will maintain its strategy of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Russia and Algeria and 3G networks in Algeria, Bangladesh, Pakistan and Ukraine.

VimpelCom Ltd. Q4 2016  |  8

FY 2016 ANALYSIS

EBIT increased year-on-year to USD 1,084 million in 2016 due to lower exceptional items, which amounted to USD 349 million in 2016 primarily in relation to transformation costs, compared to exceptional costs of USD 1,051 million in 2015, mainly driven by USD 927 million of provisions for investigations and legal costs (of which USD 900 million was a provision for future costs related to the investigations by the SEC/DOJ/OM). In addition, the Company recognized lower impairment charges in 2016 compared to 2015, coupled with a decrease in depreciation and amortization as a result of local currency depreciation.

Profit before tax amounted to USD 433 million in 2016, compared to a loss of USD 595 million in 2015, due to higher EBIT as described above, and positive foreign exchange variances in 2016. In addition, in 2016, the Company recognized net profit from joint ventures and associates as a result of a positive contribution from the Italy joint venture of USD 145 million, partially offset by the Euroset impairment of USD 99 million.

Income tax expense increased year-on-year in 2016 to USD 635 million due to a change in the tax regime in Uzbekistan, deferred tax assets write offs of USD 95 million as a result of the completion of the Italy joint venture transaction, while in 2015 the Company decreased the provisions for future withholding taxes on intercompany dividends by USD 200 million.

Profit from discontinued operations was USD 2,708 million in 2016, positively impacted by the completion of the Italy joint venture transaction. The completion of Italy joint venture transaction resulted in a non-cash provisional gain of USD 1,788 million, which is the difference between the book value of the deconsolidated Italian operations and the fair value of the investment in the new joint venture recorded on the balance sheet.

Net profit attributable to VimpelCom shareholders was USD 2,414 million, significantly impacted by the non-cash gain recorded as a result of the Italy joint venture transaction, partially offset by impairments and transformation costs.

VimpelCom Ltd. Q4 2016  |  9

FINANCIAL POSITION & CASH FLOW

USD million	4Q16	3Q16	QoQ
Total assets	21,279	36,381	(41.5%)
Shareholders’ equity	6,046	4,778	26.6%
Gross debt	10,489	10,803	(2.9%)
Net debt	7,162	6,804	5.3%
Net debt/underlying LTM EBITDA	2.0	1.5

USD million	4Q16	4Q15	YoY	FY16	FY15	YoY
Net cash from/(used in) operating activities	445	907	(462)	1,875	2,033	(158)
from continued operations	384	484	(100)	1,193	1,105	88
from discontinued operations	61	423	(362)	682	928	(246)
Net cash from/(used in) investing activities	(1,001)	(949)	(52)	(2,671)	(2,634)	(37)
from continued operations	(931)	(674)	(257)	(2,021)	(2,494)	473
from discontinued operations	(70)	(275)	205	(650)	(140)	(510)
Net cash from/(used in) before financing activities	(556)	(42)	(514)	(796)	(601)	(195)
Net cash from/(used in) financing activities	(474)	(100)	(374)	(125)	(1,439)	1,314
from continued operations	(474)	(97)	(377)	(106)	(733)	627
from discontinued operations	—	(3)	3	(19)	(706)	687

Total assets and shareholders’ equity was substantially affected by the completion of the Italy joint venture transaction. Upon completion of the transaction, the assets and liabilities of the Company’s Italian operations, previously classified as being held for sale, were deconsolidated and an investment in the joint venture, in which the Company has joint control, was recorded at a provisional fair value of USD 2,113 million. This resulted in a non-cash provisional gain of USD 1,788 million, being the difference between the book value of the deconsolidated Italian subsidiary and the fair value of the new joint venture investment recorded on the balance sheet.

Gross debt decreased 3% quarter-on-quarter mainly due to the repayment of a credit facility in Algeria in the amount of USD 113 million and the partial repayment of a loan with Sberbank in the amount of USD 186 million.

Net debt increased 5% quarter-on-quarter, mainly due to high cash capex in Q4 2016.

Net cash from operating activities decreased in Q4 2016 by USD 462 million mainly due to the decrease of net cash from discontinued operations as a result of the deconsolidation of the Company’s Italian operations. The decrease of net cash from continued operations was due to a timing difference on interest paid in Algeria together with interest paid on the GTH bonds.

Net cash flow used in investing activities increased by USD 52 million, largely as a result of the deconsolidation of the Company’s cash in Italy in the amount of USD 325 million and which is recorded as a cash outflow in continued operations following the closing of the Italy joint venture transaction.

Net cash used in financing activities was negative in Q4 2016 due to the repayment of a credit facility in Algeria in the amount of USD 113 million and the partial repayment of a loan with Sberbank in the amount of USD 186 million.

VimpelCom Ltd. Q4 2016  |  10

COUNTRY PERFORMANCE – Q4 2016

•	Russia

•	Pakistan

•	Algeria

•	Bangladesh

•	Ukraine

•	Uzbekistan

•	Italy

VimpelCom Ltd. Q4 2016  |  11

RUSSIA

RUB million	4Q16	4Q15	YoY		FY16	FY15	YoY
Total revenue	70,130	71,429	(1.8%	)	273,003	277,241	(1.5%	)
Mobile service revenue	55,844	55,690	0.3%		218,192	219,031	(0.4%	)
Fixed-line service revenue	10,840	11,814	(8.2%	)	44,418	47,748	(7.0%	)
EBITDA	26,401	28,012	(5.8%	)	104,790	110,145	(4.9%	)
EBITDA underlying	26,487	25,992	1.9%		105,486	108,124	(2.4%	)
EBITDA margin	37.6%	39.2%	(1.6p.p.	)	38.4%	39.7%	(1.3p.p.	)
EBITDA underlying margin	37.8%	36.4%	1.4p.p.		38.6%	39.0%	(0.4p.p.	)
Capex excl. licenses	21,615	23,368	(7.5%	)	41,432	52,069	(20.4%	)
LTM capex excl. licenses/revenue	15.2%	18.8%	(3.6p.p.	)

Mobile
Total revenue	59,276	59,450	(0.3%	)	228,793	229,195	(0.2%	)
- of which mobile data	13,806	11,844	16.6%		51,232	43,581	17.6%
Customers (mln)	58.3	59.8	(2.5%	)
- of which data users (mln)	36.0	34.3	5.0%
ARPU (RUB)	307	304	0.7%
MOU (min)	333	319	4.5%
Data usage (MB)	2,315	1,790	29.4%
Fixed-line
Total revenue	10,854	11,978	(9.4%	)	44,210	48,046	(8.0%	)
Broadband revenue	2,418	2,886	(16.2%	)	9,874	11,983	(17.6%	)
Broadband customers (mln)	2.2	2.2	(2.0%	)
Broadband ARPU (RUB)	394	432	(8.7%	)

Note: the Company changed the accounting treatment for certain elements of its mobile content revenue from a gross to a net representation and revised historical results for this effect on mobile service revenue.

Both the macro-economic conditions and the ruble have stabilized during the fourth quarter of 2016, but the conditions and competition in the Russian market remain challenging. Total service revenue in Q4 2016 declined 1.2% to RUB 66.6 billion, as a result of a decline in fixed-line service revenue.

Mobile service revenue slightly increased by 0.3% to RUB 55.8 billion, driven by growth in mobile data, value added services and interconnect revenue. Mobile data revenue continued its strong growth, increasing 17% to RUB 13.8 billion, which was attributable to bundle promotions, increased smartphone penetration, growth in mobile data customers and customer traffic growth.

As a result of this growth in data traffic, mobile ARPU showed growth during the fourth quarter of 2016, although the Company continued to experience price pressure on voice and roaming services as existing customers continued to migrate to the company’s new price plans.

Beeline’s mobile customer base decreased by 2.5% year-on-year to 58.3 million in Q4 2016. The Net Promoter Score

(“NPS”) position was broadly stable among the three main operators.

The take up for the fixed mobile convergence (“FMC”) offer continues to be strong with more than 500,000 customers.

Fixed-line service revenue decreased by 8.2% to RUB 10.8 billion mainly as a result of corporate customers changing their contracts from U.S. dollar to ruble and lower consumer revenue.

Reported EBITDA decreased 5.8% to RUB 26.4 billion. Underlying EBITDA increased 1.9%, adjusted for the positive effect of one-off adjustment of RUB 2.2 billion related to site rental capitalization in Q4 2015 and exceptional costs of RUB 86 million related to the performance transformation program in Q4 2016. The underlying EBITDA improvement was driven by cost savings from the performance transformation initiatives.

Capex excluding licenses decreased 7.5% to RUB 21.6 billion, largely due to savings from centralizing procurement on a global basis. The LTM capex to revenue ratio for Q4 2016 was 15.2% and LTM operating cash flow margin, defined as EBITDA underlying less capex, was 23.4% in Q4 2016.

VimpelCom Ltd. Q4 2016  |  12

PAKISTAN

PKR billion	4Q16	4Q15	YoY reported	YoY organic	FY16	FY15	YoY reported	YoY organic
Total revenue	38.7	26.8	44.2%	15.7%	135.6	104.2	30.2%	15.0%
Mobile service revenue	36.7	25.3	45.0%	14.6%	127.9	98.6	29.7%	14.1%
of which mobile data	5.0	2.6	92.2%	61.7%	16.2	8.8	84.4%	66.6%
EBITDA	13.5	10.9	24.3%	14.9%	53.1	42.0	26.2%	18.6%
EBITDA underlying	15.6	11.1	40.9%	31.6%	57.8	42.0	37.5%	29.9%
EBITDA margin	34.9%	40.5%	(5.6p.p.)	(0.3p.p.)	39.1%	40.4%	(1.2p.p.)	1.3p.p.
EBITDA underlying margin	40.3%	41.2%	(1.0p.p.)	5.6p.p.	42.6%	40.3%	2.3p.p.	5.2p.p.
Capex excl. licenses	10.1	7.2	41.0%	34.2%	22.6	24.5	(7.9%)	(11.7%)
LTM capex excl. licenses/revenue	16.6%	23.5%	(6.9p.p.)	(5.5p.p.)

Mobile
Customers (mln)	51.6	36.2	42.4%	14.0%
- of which mobile data customers (mln)	25.1	16.8	50.0%	31.0%
ARPU (PKR)	229	228	0.4%	(0.8%)
MOU (min)	585	689	(15.1%)	(8.0%)
Data usage (MB)	464	341	35.9%	32.3%

Year-on year organic change in the table above calculated based on Mobilink stand-alone numbers

In July 2016, VimpelCom closed the transaction to merge Mobilink with Warid, strengthening its leading position in Pakistan, and as a result, Warid’s financial results have been consolidated in VimpelCom´s financial statements with effect from 1 July 2016. After filing the merger petition with the Islamabad High Court in early October 2016, the companies received merger approval on 15 December 2016.

Despite aggressive price competition in the market, the newly merged entity gained customer market share in Q4 2016 year-on-year, as Mobilink continued to show double digit growth of both its customer base and revenue.

Underlying EBITDA margin, excluding both restructuring costs related to the performance transformation programme and integration costs related to the Warid transaction, was 40.3% in Q4 2016, slightly lower year-on-year due to the consolidation of Warid during 2016. Capex increased to PKR 10.1 billion in Q4 2016 while the full year capex to revenue ratio decreased to 16.6% and full year operating cash flow margin was 26%.

The company is focused on integrating its operations, which is delivering results ahead of schedule. The two companies have been providing, since October 2016, unified on-net offers to their customers. In November, 3G was offered to Warid customers in 30 cities while 4G was offered to Mobilink customers in 17 cities. Interconnect, site sharing activities and marketing synergies reached PKR 8.2 billion of run-rate of synergies in Q4 2016.

In November 2016, the company declared, for the first time after 11 years, a gross dividend of PKR 5 billion (approximately USD 50 million) to its shareholders.

The two companies, Mobilink and Warid, were rebranded into “Jazz” in January 2017 and have unified their distribution channels and systems, simplifying the customer experience.

MOBILINK STAND-ALONE PERFORMANCE IN Q4 2016

Mobilink’s market position continued to improve in Q4 2016, demonstrating strong performance with double-digit YoY revenue and EBITDA growth.

In Q4 2016, Mobilink’s service revenue increased by 15%, supported by all revenue streams. Mobilink continues to show strong voice and VAS revenue growth, primarily as a result of robust customer growth. Data revenue grew by 62% due to successful data monetization initiatives, including attractive bundle offers and the unification of the tariff portfolio, together with continued 3G network expansion.

Mobilink’s customer base increased 14% YoY in Q4 2016 supported by the continued focus on price simplicity, distribution and offer transparency. The company sees data and voice monetization among its key priorities, underpinned by striving to be the best network in terms of both quality of service and coverage.

Mobile Financial Services (“MFS”) revenue continued to show robust growth at 34%, driven by the success of over-the-counter (“OTC”) transactions and higher agent activity.

VimpelCom Ltd. Q4 2016  |  13

ALGERIA

DZD billion	4Q16	4Q15	YoY		FY16	FY15	YoY
Total revenue	27.2	31.9	(14.6%	)	113.7	127.6	(10.8%	)
Mobile service revenue	26.9	31.2	(13.7%	)	112.7	126.1	(10.6%	)
of which mobile data	2.4	1.4	69.8%		8.0	4.6	72.3%
EBITDA	13.9	17.3	(19.9%	)	59.8	68.6	(12.8%	)
EBITDA underlying	14.0	18.6	(24.4%	)	61.4	69.8	(12.0%	)
EBITDA margin	50.9%	54.3%	(3.4p.p.	)	52.6%	53.7%	(1.2p.p.	)
EBITDA underlying margin	51.6%	58.2%	(6.7p.p.	)	54.0%	54.7%	(0.7p.p.	)
Capex excl. licenses	6.2	7.3	(15.6%	)	18.1	19.5	(6.9%	)
LTM capex excl. licenses/revenue	16.0%	15.3%	0.7p.p.

Mobile
Customers (mln)	16.3	17.0	(4.2%	)
- of which mobile data customers (mln)	7.0	4.1	69.1%
ARPU (DZD)	546	608	(10.2%	)
MOU (min)[1]	323	375	(13.9%	)
Data usage (MB)	447	288	55.2%

1)	MoU has been adjusted in 2016 and revised for 2015 due to a change of components in the definition of traffic

Although Djezzy’s operations delivered strong margins during Q4 2016, the company continued to experience significant pressure on results. Revenue decreased at double-digit rates and Djezzy continued to face customer churn and ARPU erosion. The company expects this pressure to continue, as it will take time to stabilize its commercial proposition and its customer base.

To accelerate the turnaround, on 26 January 2017 Matthieu Galvani was appointed Chief Executive Officer of Djezzy. Matthieu has a strong commercial background and a deep knowledge of Algeria, the industry and the region; Djezzy is expected to benefit significantly from his expertise as it continues with its transformation into a digital leader.

The regulatory environment has recently improved in Algeria, as Djezzy’s Significant Market Player status was lifted in the Q3 2016, which removes the Algeria Regulatory Authority for Post and Telecommunications approval procedure and the on-net/off-net asymmetry test on new commercial offers. The mobile termination rate (“MTR”) asymmetry for Djezzy is a topic still under discussion with the regulator. From a taxation perspective, starting from January 2017, the new finance law increased pressure through an increase of VAT from 7% to 19% on data services and from 17% to 19% on voice services, and also increased taxes on recharges from 5% to 7%.

VimpelCom’s customer base in Algeria decreased 4% year-on-year to 16.3 million and ARPU declined by 10% due to the combined impact of historic 3G coverage shortfalls, sub-optimal changes in early 2016 to both billing increments and the commission structure for indirect distribution, which were partially corrected in Q2 2016, and forced migrations from legacy tariffs from late 2015 onwards.

As a result, Djezzy’s Q4 2016 service revenue was DZD 26.9 billion, a 14% reduction, while data revenue growth remained strong at 70%, due to the higher usage and substantial increase in data customers as a result of the 3G and 4G/LTE network roll-out.

The company is taking structural measures to improve performance and stabilize its customer base, including distribution transformation and mono-brand roll-out, accelerating its 4G/LTE network deployment, promoting micro campaigns with tailored services to increase satisfaction, data monetization activities and smartphone promotions coupled with bundle offers. In late October 2016, Djezzy launched a simplified data centric pricing architecture, with new simple bundle offers within “Djezzy carte”.

In Q4 2016, EBITDA decreased 20% to DZD 13.9 billion mainly due to the revenue decline. EBITDA margin remained strong at 50.9% due to commercial and network costs optimization as well as a decline in personnel costs, driven by headcount reduction. Underlying EBITDA decreased 24%, adjusted for exceptional costs of DZD 0.1 billion related to the performance transformation program in Q4 2016 while the underlying EBITDA margin was 51.6%.

The company, having launched 4G/LTE services in early October 2016, had covered 20 wilayas with this new technology by the end of 2016 and holds a distinct 4G/LTE coverage advantage. In Q4 2016, Djezzy also continued to roll-out 3G in new regions and, as expected, completed the 3G network roll-out across all 48 of Algeria’s wilayas. In Q4 2016, capex was DZD 6.2 billion, a 16% decrease, while the full year capex to revenue ratio was 16.0% and full year operating cash flow margin was strong at 38.0%.

VimpelCom Ltd. Q4 2016  |  14

BANGLADESH

BDT billion	4Q16	4Q15	YoY		FY16	FY15	YoY
Total revenue	12.0	12.0	(0.1%	)	48.7	47.1	3.3%
Mobile service revenue	11.6	11.8	(2.0%	)	47.5	46.4	2.3%
of which mobile data	1.4	1.0	43.8%		4.9	3.2	51.2%
EBITDA	4.4	4.0	9.9%		21.0	18.9	11.1%
EBITDA underlying	5.1	5.7	(10.8%	)	22.5	20.8	8.4%
EBITDA margin	36.4%	33.1%	3.3p.p.		43.1%	40.1%	3.0p.p.
EBITDA underlying margin	42.9%	48.0%	(5.1p.p.	)	46.3%	44.2%	2.1p.p.
Capex excl. licenses	5.1	3.3	56.4%		10.7	10.5	2.6%
LTM capex excl. licenses/revenue	22.1%	22.2%	(0.2p.p.	)

Mobile
Customers (mln)	30.4	32.3	(5.9%	)
- of which mobile data customers (mln)	14.9	14.0	6.9%
ARPU (BDT)	129	121	6.5%
MOU (min)	322	305	5.4%
Data usage (MB)	391	134	192.0%

In Bangladesh, the operational focus during Q4 2016 was on network coverage, in order to address the 3G gap vis-à-vis the competition, and on customer acquisition following the completion of the Government-mandated SIM re-verification program, which had contributed to a slowdown of acquisition activity across the market in the earlier part of 2016.

In Q4 2016, excluding the results of the re-verification process, which resulted in 3.8 million SIM cards being blocked by Banglalink, the customer base would have increased by 6% YoY. On a QoQ basis, the customer base grew by 1.4 million customers in Q4 2016.

Total revenue in Q4 2016 was flat YoY while Banglalink’s service revenue decreased 2% to BDT 11.6 billion. The low single-digit decline in service revenue was partially caused by the imposition of an incremental 2% supplementary duty on recharges, effective from June 2016, the additional 1% surcharge introduced in March 2016, together with the gap in 3G network coverage versus the market leader. In addition, there was a period of intense price competition, which accelerated following the SIM-reverification process and which more than offset the continued increase in data revenue of 44%. This data revenue growth was driven by data usage growth of 192% along with 7% growth in active data users which resulted in a 6.5% growth in Banglalink’s ARPU in Q4 2016.

In Q4 2016, the company’s underlying EBITDA decreased by 11% to BDT 5.1 billion, mainly due to the accelerated customer acquisition activity during the quarter. As a result, in Q4 2016, the underlying EBITDA margin was 42.9%, which represents a reduction of 5.1 percentage points YoY.

In Q4 2016, Capex increased 56% YoY to BDT 5.1 billion in Q4 2016, reversing the trend of Q3 2016, while the full year capex to revenue ratio was 22.1% and the full year operating cash flow margin was 24.3%.

Banglalink continues to invest in efficient data networks and expanding the coverage, aiming to substantially improve its 3G network coverage, which covered 59% of the population at the end of Q4 2016.

VimpelCom Ltd. Q4 2016  |  15

UKRAINE

UAH million	4Q16	4Q15	YoY		FY16	FY15	YoY
Total revenue	3,881	3,472	11.8%		14,960	13,475	11.0%
Mobile service revenue	3,601	3,206	12.3%		13,851	12,475	11.0%
Fixed-line service revenue	270	257	5.2%		1,052	967	8.8%
EBITDA	1,793	1,706	5.1%		7,811	6,332	23.4%
EBITDA underlying	2,033	1,706	19.1%		8,031	6,332	26.8%
EBITDA margin	46.2%	49.1%	(2.9p.p.	)	52.2%	47.0%	5.2p.p.
EBITDA underlying margin	52.4%	49.1%	3.2p.p.		53.7%	47.0%	6.7p.p.
Capex excl. licenses	836	869	(3.8%	)	2,672	3,566	(25.1%	)
LTM capex excl. licenses/revenue	17.9%	26.5%	(8.6p.p.	)

Mobile
Total operating revenue	3,611	3,215	12.3%		13,908	12,508	11.2%
- of which mobile data	731	449	62.7%		2,429	1,442	68.4%
Customers (mln)	26.1	25.4	2.6%
- of which data customers (mln)	11.2	12.0	(6.8%	)
ARPU (UAH)	45	41	9.4%
MOU (min)	565	562	0.6%
Data usage (MB)	553	200	177.0%
Fixed-line
Total operating revenue	270	257	5.2%		1,052	967	8.8%
Broadband revenue	156	143	9.1%		610	524	16.4%
Broadband customers (mln)	0.8	0.8	1.0%
Broadband ARPU (UAH)	64	59	8.5%

Kyivstar delivered another set of strong results in Q4 2016, despite a challenging macro-economic environment and a weakening currency. The company further strengthened its clear leadership in both revenue market share and Net Promoter Score.

Total service revenue increased 12% year-on-year to UAH 3.9 billion in Q4 2016. Mobile service revenue also grew 12% to UAH 3.6 billion, driven by successful commercial activities and continued strong growth of mobile data revenue, which grew 63% driven by the continued 3G roll-out, active promotions of smartphones and data-oriented tariff plans. Current smartphone penetration is 34%, up from 26% last year.

Kyivstar´s mobile customer base increased 3% to 26.1 million in Q4 2016, as a result of increased gross additions and improved churn. On an annual basis, churn improved by 5 percentage points to a historic low of 18%, driven by successful CRM campaigns.

Fixed-line service revenue increased 5% to UAH 270 million, supported by fixed residential broadband (‘’FTTB’’) revenue, which continued to outgrow the market, increasing 9%, driven primarily by the improved quality of the customer base and FTTB re-pricing. The fixed broadband customer base grew 1 % to 818 thousand, and fixed broadband ARPU increased 9% YoY to UAH 64. Kyivstar also successfully launched a fixed mobile convergence offer in Q4 2016, introducing a bundle combining mobile and fixed-broadband services.

EBITDA increased 5% to UAH 1.8 billion in Q4 2016 and reported EBITDA margin was 46.2%. Underlying EBITDA, adjusted for provisions relating to litigation grew 19%, driven by higher revenue, partially offset by higher interconnect and roaming cost, due to traffic growth, an increase in frequency fees, inflation on rent and utilities and a negative currency devaluation effect on opex denominated in foreign currency. Underlying EBITDA margin increased 3.2 percentage points to 52.4%.

Kyivstar continued to roll-out its 3G network in Q4 2016, reaching 61% population coverage, up from 35% at the end of 2015. Q4 2016 capex was UAH 836 million with a LTM capex to revenue ratio of 17.9%, and LTM operating cash flow margin, defined as EBITDA underlying less capex, was a strong 36% in Q4 2016.

VimpelCom Ltd. Q4 2016  |  16

UZBEKISTAN

UZS billion	4Q16	4Q15	YoY		FY16	FY15	YoY
Total revenue	518	497	4.0%		1,967	1,829	7.6%
Mobile service revenue	514	493	4.4%		1,953	1,811	7.8%
- of which mobile data	99	91	8.8%		378	349	8.4%
Fixed-line service revenue	3	3	(5.8%	)	13	13	(1.9%	)
EBITDA	328	328	0.2%		1,173	1,124	4.4%
EBITDA underlying	289	328	(12.0%	)	1,124	1,167	(3.6%	)
EBITDA margin	63.5%	65.9%	(2.5p.p.	)	59.6%	61.5%	(1.8p.p.	)
EBITDA underlying margin	55.8%	65.9%	(10.2p.p.	)	57.2%	63.8%	(6.7p.p.	)
Capex excl. licenses	289	53	n.m.		533	143	n.m.
LTM capex excl. licenses/revenue	27.1%	7.8%	19.3p.p

Mobile
Customers (mln)	9.5	9.9	(4.1%	)
- of which mobile data customers (mln)	4.6	4.7	(2.0%	)
ARPU (UZS)	17,925	16,237	10.4%
MOU (min)	554	501	10.6%
Data usage (MB)	316	195	62.3%

The Uzbek market continues to experience intense competition, however Beeline was able to improve its leading position in revenue market share, while it also maintained its leadership in NPS during the quarter.

Mobile service revenue increased 4% year-on-year to UZS 514 billion mainly as a result of the impact of Beeline´s price plans being denominated in U.S. dollars, together with increased interconnect, content and mobile data revenue. Mobile data revenue increased 9% driven by increased smartphone penetration and promotions, notwithstanding a 2% year-on-year decrease in mobile data customers. The overall customer base decreased 4% to 9.5 million, due to the launch of two new mobile operators in 2015. Annualized churn improved 3 percentage points to 50% as a results of successful commercial activities during the quarter.

Reported EBITDA was stable compared to the prior year and underlying EBITDA decreased 12.1%, excluding the positive effect of the reversal of a litigation provision of

UZB 39.9 billion related to a supplier contract dispute. The decrease in underlying EBITDA was mainly driven by increased customer-based taxes and increased business costs. The increased customer tax to UZS 1,500 from UZS 750 per customer per month negatively impacted EBITDA margin by 4.2 percentage points.

Capex was UZS 289 billion and the LTM capex to revenue ratio was 27.1%, mainly due to pre-payments of equipment in Q4 2016 for 2017 deployment. The company continued to invest in its high-speed data networks as it improved the 4G/LTE coverage in Tashkent and increased the number of 3G sites by 30%. Further improvements to the high-speed data networks will continue to be a priority for Beeline in 2017.

The cash and deposits balances of USD 727 million are considered to be restricted from repatriation due to local government and central bank regulations and the company is in the process of implementing a structural approach to cash upstreaming.

VimpelCom Ltd. Q4 2016  |  17

ITALY JV (COMBINED DATA1)

EUR million	4Q16	4Q15	YoY
Total revenue	1,754	1,741	0.8%
Mobile service revenue	1,110	1,091	1.7%
Fixed-line service revenue	278	268	3.9%
EBITDA	551	550	0.3%
EBITDA underlying	611	568	7.5%
EBITDA margin	31.4%	31.6%	(0.2p.p.)
EBITDA underlying margin	34.8%	32.6%	2.2p.p.
Capex excl. licenses	404	360	12.3%
LTM capex excl. licenses/revenue	18.1%	17.5%	0.6p.p.
Mobile
Total revenue	1,446	1,443	0.2%
- of which mobile data	341	313	8.7%
Customers (mln)	31.3	31.2	0.4%
- of which data customers (mln)	19.2	18.5	4.0%
ARPU (EUR)	11.5	11.4	0.7%
MOU (min)	288	277	3.9%
Fixed-line
Total revenue	308	298	3.4%
Total voice customers (mln)	2.7	2.8	(2.3%)
ARPU (EUR)	28.8	28.0	2.8%
Broadband customers (mln)	2.3	2.3	2.2%
Broadband ARPU (EUR)	22.3	20.9	6.9%

Wind Tre became fully operational on 30 December 2016. The new company is the leading mobile operator in Italy with over 31 million mobile customers, increasing 0.4%, with more than 37% mobile market share and 2.7 fixed line million customers.

Total revenue increased 0.8% for Q4 2016 to EUR 1.8 billion, driven by the positive performance in fixed service revenue, which returned to growth of 3.9%, coupled with the robust results in mobile service revenue which grew by 1.7%. This was driven by an 8.7% growth in mobile data revenue to EUR 341 million, with mobile data customers growing 4.0% to 19.2 million.

Mobile ARPU slightly improved to EUR 11.5 driven by the 4.2% increase in data ARPU and which now represents almost half of total ARPU.

The fixed line direct customer base grew by 2.4% in Q4 2016 with the broadband component growing by 2.2% to over 2.3 million customers as a result of the increased demand for broadband connections in both DSL and Fiber technologies. Fixed broadband revenue continued to increase by 9.2% in Q4 2016 to EUR 154 million.

In Q4 2016 both fixed ARPU and broadband ARPU showed strong performance, increasing by 2.8% and 6.9% respectively.

Underlying EBITDA grew strongly by 7.5% to EUR 611 million in Q4 2016, driven by the revenue growth, coupled with cost efficiency initiatives undertaken during the year. As a result, EBITDA margin underlying for Q4 2016 increased by 2.2 percentage points to 34.8%.

Capex for Q4 2016 was EUR 404 million and was primarily invested in improving both the capacity and coverage of the 4G/LTE and HSPA+ networks.

Net debt slightly decreased from EUR 9.9 billion in Q4 2015 to EUR 9.2 billion in Q4 2016 and the leverage ratio improved from 4.8x to 4.2x.

1)	The “combined data” for Q4 2016 for Italy was derived from the sum of i) the actual results from November and December 2016 for the Italy Joint Venture and ii) the September 2016 figures of the WIND and 3 Italia businesses, respectively prior to the merger of the two businesses. The ‘’combined data’’ for Q4 2015 consists of the sum of the WIND and 3 Italia businesses results, respectively, for the three months ended 31 December 2015, prior to the merger of the two businesses. The September 2016 and Q4 2015 data related to 3 Italia was obtained through due diligence performed as part of the merger process. The Company has included this “combined data” because it believes that financial information on the Italy joint venture is relevant to its business and results for the financial quarter. Going forward, the Company expects to include financial information related to the Italy joint venture in the publication of its financial results. It should be noted that the Company owns 50% of the Italy joint venture, while the results above reflect the entire business.

VimpelCom Ltd. Q4 2016  |  18

CONFERENCE CALL INFORMATION

On 27 February 2017, VimpelCom will also host a live presentation by senior management in Barcelona at 14:00 CET (13:00 GMT) on the same day, which will simultaneously be made available through video webcast on its website and through following dial-in numbers. The call and slide presentation may be accessed at http://www.vimpelcom.com.

2:00 pm CET investor and analyst conference call

US call-in number: + 1 (877) 280 2296

Confirmation Code: 4598095

International call-in number: + 1 (646) 254 3364

Confirmation Code: 4598095

The conference call replay and the slide presentation webcast will be available until 15 March 2017. The slide presentation will also be available for download on VimpelCom’s website.

Investor and analyst call replay

US Replay Number: +1 (866) 932 5017

Confirmation Code: 4598095

UK Replay Number: 0 800 358 7735

Confirmation Code: 4598095

CONTACT INFORMATION

INVESTOR RELATIONS Bart Morselt ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	MEDIA AND PUBLIC RELATIONS Neil Moorhouse pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

VimpelCom Ltd. Q4 2016  |  19

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities’ Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, the Company’s plans to implement our strategic priorities, including with respect to our performance transformation, among others; anticipated performance and guidance for 2017, including our ability to generate sufficient cash flow; future market developments and trends; expected synergies of the Italy Joint Venture, including expectations regarding capex and opex benefits; realization of the synergies of the Warid transaction; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable and the Company’s ability to realize its targets and strategic initiatives in its various countries of operation. The forward-looking statements included in this release are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of our products and services; continued volatility in the economies in our markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in our markets; government investigations or other regulatory actions and/or litigation with third parties; failure to realize the expected benefits of the Italy Joint Venture or the Warid transaction as expected or at all due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the anticipated synergies; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic initiatives, including, but not limited to, the performance transformation program, the effect of foreign currency fluctuations, increased competition in the markets in which VimpelCom operates and the effect of consumer taxes on the purchasing activities of consumers of VimpelCom´s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events.

All non-IFRS measures disclosed in the document, i.e. EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin, EBIT, net debt, equity free cash flow, operating cash flow, organic growth, capital expenditures excluding licenses, last twelve months (LTM) Capex excluding licenses/Revenue, are reconciled to comparable IFRS measures in Attachment E.

ABOUT VIMPELCOM

VimpelCom (NASDAQ: VIP) is an international communications and technology company, headquartered in Amsterdam, and driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VimpelCom provides more than 200 million customers with voice, fixed broadband, data and digital services. VimpelCom’s heritage as a pioneer in technology is the driving force behind a major transformation focused on bringing the digital world to each and every customer. VimpelCom offers services to customers in 13 markets including Russia, Pakistan, Algeria, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos and Italy. VimpelCom, whose licenses cover 10% of the world’s population, operates under the “Beeline”, “Jazz”, “Djezzy”, “Kyivstar” and “banglalink” brands and owns 50% of a joint venture in Italy which operates under the “WIND” and “3” brands. Follow us:

Follow us on Twitter @VimpelCom

visit our blog @ blog.vimpelcom.com

go to our website @ http://www.vimpelcom.com

VimpelCom Ltd. Q4 2016  |  20

CONTENT OF THE ATTACHMENTS

Attachment A	VimpelCom financial schedules	22

Attachment B	Debt overview	25

Attachment C	Customers	26

Attachment D	Definitions	27

Attachment E	Reconciliation tables Average rates and budget rates of functional currencies to USD	29

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook4Q2016.xls on VimpelCom’s website at http://vimpelcom.com/Investor-relations/Reports—results/Results/.

VimpelCom Ltd. Q4 2016  |  21

ATTACHMENT A: VIMPELCOM LTD FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

USD million	4Q16	4Q15	FY16	FY15
Total operating revenues	2,354	2,296	8,885	9,606
of which other revenues	48	39	149	103

Operating expenses
Service costs, equipment and accessories	527	546	1,985	2,168
Selling, general and administrative expenses	1,044	940	3,668	4,563
Depreciation	367	363	1,439	1,550
Amortization	142	129	497	517
Impairment loss	177	136	192	245
Loss on disposals of non-current assets	6	16	20	38
Total operating expenses	2,263	2,130	7,801	9,081

Operating profit/(loss)	91	166	1,084	525
Finance costs	219	201	830	829
Finance income	(23)	(17)	(69)	(52)
Other non-operating losses/(gains)	15	12	82	43
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	(64)	(1)	(35)	(14)
Net foreign exchange (gain)/ loss	(53)	54	(157)	314

Profit/(loss) before tax	(3)	(83)	433	(595)

Income tax expense	270	71	635	219

Profit/ (loss) from continued operations	(273)	(154)	(202)	(814)
Profit/ (loss) from discontinued operations	1,905	252	2,708	263
Profit/(loss) for the period	1,632	98	2,506	(551)
Non-controlling interest	11	(41)	(92)	(103)
The owners of the parent	1,643	57	2,414	(654)

VimpelCom Ltd. Q4 2016  |  22

ATTACHMENT A: VIMPELCOM LTD FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

USD million	31 December 2016	30 September 2016	31 December 2015

Assets
Non-current assets
Property and equipment	6,719	6,430	6,239
Intangible assets	2,257	2,345	2,224
Goodwill	4,696	4,696	4,223
Investments in associates and joint ventures	2,265	201	201
Deferred tax asset	343	340	151
Income Tax advances, non-current	25	14	28
Financial assets	306	292	164
Other non-financial assets	118	126	105
Total non-current assets	16,729	14,444	13,334

Current assets
Inventories	125	117	104
Trade and other receivables	685	875	677
Other non-financial assets	439	434	335
Current income tax asset	169	183	260
Other financial assets	189	182	395
Cash and cash equivalents	2,942	3,684	3,614
Total current assets	4,549	5,475	5,384

Assets classified as held for sale	1	16,462	15,137

Total assets	21,279	36,381	33,855

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	6,047	4,778	3,765
Non-controlling interests	82	96	129
Total equity	6,129	4,874	3,894

Non-current liabilities
Debt	7,632	8,232	8,025
Other financial liabilities	438	348	70
Provisions	148	175	350
Other non-financial liabilities	44	102	95
Deferred tax liability	331	298	404
Total non-current liabilities	8,593	9,155	8,944

Current liabilities
Trade and other payables	1,737	1,717	1,768
Dividends payable to the owners and non-controlling interest	7
Debt	2,856	2,619	1,519
Other financial liabilities	190	203	174
Other non-financial liabilities	1,236	1,280	1,040
Current income tax payable	57	43	19
Provisions	474	467	1,021
Total current liabilities	6,557	6,329	5,541

Liabilities associated with assets held for sale	0	16,023	15,477

Total equity and liabilities	21,279	36,381	33,855

VimpelCom Ltd. Q4 2016  |  23

ATTACHMENT A: VIMPELCOM LTD FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

USD million	4Q16	4Q15	FY16	FY15
Operating activities
Profit after tax	(273)	(153)	(202)	(814)
Income tax expenses	270	71	635	219
Profit/(loss) before tax	(3)	(82)	433	(595)
Non-cash adjustment to reconcile profit before tax to net operating cash flows:
Depreciation	367	363	1,439	1,550
Amortization	142	129	497	517
Impairment loss	177	136	192	245
Loss/(gain) From disposal of non current assets	6	16	20	38
Finance income	(23)	(17)	(69)	(52)
Finance cost	219	201	830	829
Other non operating losses/(gains)	14	11	82	42
Net foreign exchange loss/(gain)	(53)	54	(157)	314
Share of loss of associates and joint ventures	(64)	(1)	(35)	(14)
Movements in provisions and pensions	121	34	(645)	(185)
Changes in working capital	(206)	(114)	(248)	(155)
Net interest paid	(222)	(135)	(789)	(807)
Net interest received	19	15	63	49
Income tax paid	(110)	(126)	(420)	(671)
Changes due to discontinued operations from operating activity	61	423	682	928
Net cash from/(used in) operating activities	445	907	1,875	2,033

Proceeds from sale of property and equipment	2	5	16	15
Proceeds from sale of intangible assets	(1)	2	(1)	3
Purchase of property, plant and equipment	(467)	(467)	(1,310)	(1,717)
Purchase of licenses	(47)	(51)	(165)	(224)
Purchase of other intangible assets	(35)	(98)	(176)	(266)
Outflow for loan granted	—	—	—	(102)
Inflow from loan granted	1	(1)	1	101
Inflows/(outflows) from financial assets	(19)	27	(87)	74
Inflows/(outflows) from deposits	(40)	(73)	19	(361)
Acquisition of a subsidiary, net of cash acquired	—	(18)	7	(17)
Proceeds from sales of share in subsidiaries, net of cash	(325)	—	(325)	—
Receipt of dividends	—	—	—	—
Discontinued operations in investing activity	(70)	(275)	(650)	(140)
Net cash from/(used in) investing activities	(1,001)	(949)	(2,671)	(2,634)

Net proceeds from exercise of share options	—	—	—	2
Acquisition of non-controlling interest	(7)	(4)	(7)	(4)
Gross proceeds from borrowings	16	737	1,913	2,058
Fees paid for the borrowings	—	(6)	(31)	(6)
Repayment of borrowings	(423)	(763)	(1,816)	(4,840)
Dividends paid to equity holders	(60)	(61)	(60)	(61)
Proceeds from sale of treasury stock	—	—	—	—
Dividends paid to non-controlling interests	—	(1)	(106)	(189)
Proceeds from sale of non-controlling interests	—	—	1	2,307
Discontinued operations in financing activity	—	(2)	(19)	(706)

Net cash from/(used in) financing activities	(474)	(100)	(125)	(1,439)

Net increase/(decrease) in cash and cash equivalents	(1,030)	(142)	(921)	(2,040)

Cash and cash equivalent at beginning of period	3,684	3,930	3,614	6,342
Net foreign exchange difference related to continued operations	(43)	(31)	(59)	(351)
Net foreign exchange difference related to discontinued operations	(6)	(2)	(3)	(23)
Cash and cash equivalent reclassified as Held for Sale at the beginning of the period	340	173	314	—
Cash and cash equivalent reclassified as Held for Sale at the end of the period	—	(314)	—	(314)
Cash and cash equivalent at end of period	2,942	3,614	2,942	3,614

VimpelCom Ltd. Q4 2016  |  24

ATTACHMENT B: DEBT OVERVIEW

AS AT 31 DECEMBER 2016

Type of debt/original lenders	Interest rate	Debt currency	Outstanding debt (million)	Outstanding debt (USD million)	Maturity date		Guarantor	Security
VimpelCom Holdings B.V.
Notes	6.25%	USD	349	349	01.03.2017		PJSC VimpelCom	None
Notes	7.50%	USD	1,280	1,280	01.03.2022		PJSC VimpelCom	None
Notes	9.00%	RUB	12,000	198	13.02.2018		PJSC VimpelCom	None
Notes	5.20%	USD	571	571	13.02.2019		PJSC VimpelCom	None
Notes	5.95%	USD	983	983	13.02.2023		PJSC VimpelCom	None
VimpelCom Amsterdam B.V.
Loan from AO Alfa Bank	1 month LIBOR plus 3.25%	USD	500	500	17.04.2017		VimpelCom Holdings B.V.	None
Loan from AO Alfa Bank	1 month LIBOR plus 3.25%	USD	500	500	03.05.2017		VimpelCom Holdings B.V.	None
Loan from China Development Bank Corporation	6 month LIBOR plus 3.3%	USD	332	332	21.12.2020		PJSC VimpelCom	None
Loan from HSBC Bank plc	1.7200%	USD	191	191	31.07.2022		EKN, PJSC VimpelCom	None
Loan from ING Bank	6 month LIBOR plus 1.08%	USD	78	78	16.10.2023		EKN, VimpelCom Holdings B.V.	None
PJSC VimpelCom
Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.1250%	USD	499	499	30.04.2018		None	None
Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.7480%	USD	651	651	02.02.2021		None	None
RUB denominated bonds	10.0000%	RUB	15,052	248	08.03.2022	*	None	None
RUB denominated bonds	11.9000%	RUB	25,000	412	03.10.2025	**	None	None
Loan from Sberbank	12.7500%	RUB	26,357	435	11.04.2018		None	None
Loan from Sberbank	12.7500%	RUB	5,556	92	29.05.2017		None	None
Loan from Sberbank	11.5500%	RUB	30,000	495	29.06.2018		None	None
Loan from HSBC Bank plc, Nordea Bank AB (publ)	3 month MOSPRIME plus 1.0%	RUB	2,278	38	30.04.2019		EKN	None
GTH Finance B.V.
Notes	6.2500%	USD	500	500	26.04.2020		VimpelCom Holdings B.V.	None
Notes	7.2500%	USD	700	700	26.04.2023		VimpelCom Holdings B.V.	None

Pakistan Mobile Communications Limited (“PMCL”)
Loan from Habib Bank Limited	6 months KIBOR + 1.15%	PKR	3,750	36	16.05.2019		None	Shares in PMCL
Loan from MCB Bank Limited	6 months KIBOR + 0.8%	PKR	5,000	48	23.12.2020		None	Shares in PMCL
Syndicated loan via MCB Bank Limited	6 months KIBOR + 1.25%	PKR	5,000	48	16.05.2019		None	Shares in PMCL
Loan from United Bank Limited	6 months KIBOR + 1.10%	PKR	3,600	34	16.05.2021		None	Shares in PMCL
Sukuk Certificates	3 months KIBOR + 0.88%	PKR	6,900	66	22.12.2019		None	Shares in PMCL
Loan from ING Bank N.V.	6 month LIBOR plus 1.9%	USD	231	231	31.12.2020		EKN	Shares in PMCL
Loan from Habib Bank Limited	6.0000%	PKR	6,268	60	31.12.2023		None	Shares in PMCL
Loan from Habib Bank Limited	6.0000%	PKR	4,154	40	31.12.2023		None	Shares in PMCL
Banglalink Digital Communications Ltd. (“BDC”)
Senior Notes	8.63%	USD	300	300	06.05.2019		None	None
Omnium Telecom Algeria SpA
Syndicated Loan Facility	Bank of Algeria Re-Discount Rate + 2.0%	DZD	37,500	340	30.09.2019		None	Dividends assignent
Other loans, equipment financing and capital lease obligations				236

*	Subject to investor put option at 17.03.2017
**	Subject to investor put option at 13.10.2017

VimpelCom Ltd. Q4 2016  |  25

ATTACHMENT C: CUSTOMERS

	Mobile			Fixed-line broadband
million	4Q16	4Q15	YoY	4Q16	4Q15	YoY
Russia	58.3	59.8	(2.5%)	1.7	2.2	(24.7%)
Algeria	16.3	17.0	(4.2%)
Pakistan	51.6	36.2	42.4%
Bangladesh	30.4	32.3	(5.9%)
Ukraine	26.1	25.4	2.6%	0.8	0.8	1.0%
Uzbekistan	9.5	9.9	(4.1%)
Other	15.1	15.6	(2.7%)	0.3	0.4	(23.8%)
Total	207.5	196.3	5.7%	2.8	3.4	(18.6%)

Italy	31.1	21.1	48.1%	2.3	2.3	2.4%

1)	Italy customer numbers represent Italy joint venture customer numbers for Q4 2016 and WIND for Q4 2015

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ATTACHMENT D: DEFINITIONS

ARPU (Average Revenue per User) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile customers during the period and dividing by the number of months in that period. For Italy, we define mobile ARPU as the measure of the sum of our mobile revenue in the period divided by the average number of mobile customers in the period (the average of each month’s average number of mobile customers (calculated as the average of the total number of mobile customers at the beginning of the month and the total number of mobile customers at the end of the month)) divided by the number of months in that period.

Data customers are mobile customers who have engaged in revenue generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. The Italy Business Unit measures mobile data customers based on the number of active contracts signed and includes customers who have performed at least one mobile Internet event during the previous month. For Algeria, mobile data customers are 3G customers who have performed at least one mobile data event on the 3G network during the previous four months.

Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

EBIT is a non-IFRS measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment below.

Adjusted EBITDA (called “EBITDA” in this document) is a non-IFRS financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VimpelCom calculates EBITDA as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. The Russia Business Unit’s EBITDA is calculated as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss. EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures.

Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment below.

EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage.

Gross Debt is calculated as the sum of long term debt and short term debt.

Equity Free Cash Flow is derived from consolidated statements of cash flows and is cash flow before financing activities; net cash from operating activities less net cash used in investing activities. Reconciliation to the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment below.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

MBOU (Megabyte of use) is calculated by dividing the total data traffic by the average mobile data customers during the period.

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MFS (Mobile financial services) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone.

MNP (Mobile number portability) is a facility provided by telecommunications operators, which enables customers to keep their telephone numbers when they change operators.

Mobile customers are generally customers in the registered customer base as of a given measurement date who engaged in a revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems. For our business in Italy, prepaid mobile customers are counted in our customer base if they have activated our SIM card in the last 13 months (with respect to new customers) or if they have recharged their mobile telephone credit in the last 13 months and have not requested that their SIM card be deactivated and have not switched to another telecommunications operator via mobile number portability during this period (with respect to our existing customers), unless a fraud event has occurred. Postpaid customers in Italy are counted in our customer base if they have an active contract unless a fraud event has occurred or the subscription is deactivated due to payment default or because they have requested and obtained through mobile number portability a switch to another telecommunications operator.

MOU (Monthly Average Minutes of Use per User) measures the monthly average minutes of voice service use per mobile customer. We generally calculate mobile MOU by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile customers during the period and dividing by the number of months in that period. For our business in Italy, we calculate mobile MOU as the sum of the total traffic (in minutes) in a certain period divided by the average number of customers for the period (the average of each month’s average number of customers (calculated as the average of the total number of customers at the beginning of the month and the total number of customers at the end of the month)) divided by the number of months in that period.

Net debt is a non-GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents, long-term and short-term deposits and fair value hedges. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable IFRS financial measures, is presented in the reconciliation tables section in Attachment D.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income (primarily (losses)/gains from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage the business.

NPS (Net Promoter Score) is the methodology VimpelCom uses to measure customer satisfaction.

Operational expenses (opex) represents service costs and selling, general and administrative expenses.

Organic growth in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions.

Reportable segments: the Company identified Russia, Italy, Algeria, Pakistan, Bangladesh, Ukraine and Uzbekistan based on the business activities in different geographical areas. Intersegment revenue is eliminated in consolidation.

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ATTACHMENT E: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA

USD million	4Q16	4Q15	FY16	FY15

EBITDA	783	811	3,232	2,875

Depreciation	(367)	(363)	(1,439)	(1,550)
Amortization	(142)	(129)	(497)	(517)
Impairment loss	(177)	(136)	(192)	(245)
Loss on disposals of non-current assets	(6)	(16)	(20)	(38)

EBIT	91	166	1,084	524

Financial income and expenses	(196)	(184)	(761)	(777)
- including finance income	23	17	69	52
- including finance costs	(219)	(201)	(830)	(829)
Net foreign exchange (loss)/gain and others	102	(64)	109	(343)
- including other non-operating (losses)/gains	(15)	(12)	(82)	(43)
- including shares of loss of associates and joint ventures accounted for using the equity method	64	1	35	14
- including net foreign exchange gain	53	(54)	157	(314)

EBT	(3)	(82)	433	(595)

Income tax expense	270	71	635	219
Profit/(loss) from discontinued operations	1,905	252	2,708	263
Profit/(loss) for the period	1,632	99	2,506	(552)
Profit/(loss) for the period attributable to non-controlling interest	11	(41)	(92)	(103)

Profit for the year attributable to the owners of the parent	1,643	58	2,414	(655)

RECONCILIATION OF CONSOLIDATED REPORTED AND UNDERLYING EBITDA

USD million, unaudited	4Q16	4Q15	FY16	FY15

EBITDA	783	811	3,232	2,875

Transformation costs, of which	66	78	255	122
HQ and other	29	58	164	102
Russia	1	8	11	8
Emerging markets	36	12	80	12
Expenses related to Uzbekistan investigation, of which		11		927
provision				900
legal costs		11		27
Other exceptional items in OpCos, of which	61	(3)	94	2
Russia site rent capitalization		(30)		(30)
Bangladesh SIM tax provision		12		14
Pakistan SIM re-verification costs				14
Iraqna litigation provision	66		66
Uzbekistan return of litigation losses	(12)		(12)
accrual of provision	9		9
other	(2)	15	31	4
Total exceptional items	127	86	349	1,051

EBITDA underlying	910	898	3,581	3,926

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RECONCILIATION OF REPORTED CASH FLOW FROM CONTINUED OPERATIONS AND UNDERLYING EQUITY FREE CASH FLOW

USD million	4Q16	4Q15	FY16	FY15
Net cash flow from operating activities	384	484	1,193	1,105
Exceptional items:	66	79	1,092	1,436
Algeria transaction				1,312
Uzbekistan settlement			795
Legal Costs			10
Performance transformation costs and other	66	79	285	147
Underlying net cash flow adjusted for exceptionals	450	563	2,283	2,564

Net cash flow used in investing activities	(931)	(674)	(2,021)	(2,494)
Exceptional items:
Proceeds from sale of share in subsidiaries, net of cash	325		325
Other		4		30
Underlying net cash flow used in investing activities	(606)	(678)	(1,696)	(2,524)
Underlying Equity Free Cash Flow	(156)	(115)	588	40

RECONCILIATION OF OPERATING CASH FLOW

USD million	4Q16	4Q15	FY16	FY15
Operating cash flow (EBITDA underlying-capex)	156	249	1,988	2,147
CAPEX excl licenses	754	649	1,593	1,779
EBITDA underlying	910	898	3,581	3,926
Exceptional items	(127)	(87)	(349)	(1,051)
Changes in working capital and other	(86)	(80)	(894)	(341)
Net interest paid	(203)	(120)	(726)	(758)
Income tax paid	(110)	(126)	(420)	(671)
Changes due to discontinued operations from operating activity	61	422	683	929
Net cash from operating activities	445	907	1,875	2,033

RECONCILIATION OF CAPEX

USD million	4Q16	4Q15
Cash paid for purchase of property, plant and equipment and intangible assets	549	616
Net difference between timing of recognition and payments for purchase of property, plant and equipment and intangible assets	221	94
Capital expenditures	770	649
Less capital expenditures in licenses	(16)	(60)
Capital expenditures excl. licenses	754	709

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RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES

	4Q16 vs 4Q15
	Service Revenue			EBITDA
	Organic	Forex	Reported	Organic	Forex	Reported
Russia	(1.2%)	4.4%	3.2%	(5.8%)	4.6%	(1.1%)
Algeria	(13.7%)	(2.9%)	(16.7%)	(19.9%)	(2.7%)	(22.7%)
Pakistan	14.6%	28.6%	43.2%	14.9%	9.6%	24.4%
Bangladesh	(2.0%)	(0.2%)	(2.2%)	9.9%	(0.4%)	9.5%
Ukraine	11.8%	(13.2%)	(1.4%)	5.1%	(12.3%)	(7.3%)
Uzbekistan	4.3%	(13.9%)	(9.6%)	0.2%	(13.7%)	(13.5%)

Total	0.1%	2.5%	2.5%	(2.5%)	(0.9%)	(3.4%)

	FY16 vs FY15
	Service Revenue			EBITDA
	Organic	Forex and other	Reported	Organic	Forex and other	Reported
Russia	(1.6%)	(9.1%)	(10.7%)	(4.9%)	(8.8%)	(13.7%)
Algeria	(10.6%)	(7.5%)	(18.1%)	(12.8%)	(7.2%)	(20.0%)
Pakistan	14.1%	12.6%	26.7%	18.6%	5.2%	23.9%
Bangladesh	2.3%	(0.6%)	1.7%	11.1%	(0.7%)	10.4%
Ukraine	10.9%	(16.9%)	(6.0%)	23.4%	(18.6%)	4.7%
Uzbekistan	7.8%	(14.3%)	(6.6%)	4.4%	(14.0%)	(9.6%)

Total	1%	(9%)	(8%)	26.6%	(14.2%)	12.4%

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT

USD mln	31 December 2016	30 September 2016	31 December 2015
Net debt	7,162	6,804	5,497
Cash and cash equivalents	2,942	3,684	3,614
Long - term and short-term deposits	385	316	433
Gross debt	10,489	10,803	9,544
Interest accrued related to financial liabilities	173	198	180
Fair value adjustments		47
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	40	37	60
Derivatives not designated as hedges	319	289	1
Derivatives designated as hedges	7	27	3
Other financial liabilties	88	50	34
Total other financial liabilities	11,116	11,452	9,822

RATES OF FUNCTIONAL CURRENCIES TO USD1

	Target rates	Average rates			Average rates			Closing rates
	FY17	4Q16	4Q15	YoY	FY16	FY15	YoY	4Q16	3Q16	QoQ
Russian Ruble	67.00	63.07	65.94	(4.4%)	67.03	60.96	10.0%	60.66	63.16	-4.0%
Pakistan Rupee	107.00	104.78	104.94	(0.2%)	104.72	102.75	1.9%	104.37	104.46	-0.1%
Algerian Dinar	118.00	110.58	106.81	3.5%	109.43	100.37	9.0%	110.40	109.62	0.7%
Bangladeshi Taka	79.00	78.62	78.46	0.2%	78.44	77.96	0.6%	78.92	78.38	0.7%
Ukrainian Hryvnia	28.00	25.89	22.85	13.3%	25.55	21.83	17.0%	27.19	25.91	4.9%
Kazakh Tenge	350.00	335.07	300.44	11.5%	341.76	222.25	53.8%	333.29	334.93	-0.5%
Uzbekistan Som	3,231.34	3,129.41	2,712.0	15.4%	2,965.66	2,568.7	15.5%	3,231.5	3,010.2	7.4%
Armenian Dram	480.00	478.84	478.50	0.1%	480.45	477.82	0.6%	483.94	474.46	2.0%
Kyrgyz Som	70.00	68.83	72.25	(4.7%)	69.90	64.48	8.4%	69.23	67.93	1.9%
Georgian Lari	2.25	2.50	2.40	4.1%	2.37	2.27	4.3%	2.65	2.33	13.6%

1)	Functional currency in Tajikistan is USD

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